HANCOCK FABRICS, INC.
One Fashion Way
Baldwyn, Mississippi 38824

November 16, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hancock Fabrics, Inc. Application for Qualification of Indenture on Form T-3 (File No. 022-28982)

Ladies and Gentlemen:

In accordance with Section 307 of the Trust Indenture Act of 1939 and the rules promulgated thereunder, and on behalf of Hancock Fabrics, Inc., the undersigned hereby requests withdrawal of the above referenced Application for Qualification of Indenture on Form T-3 (File No. 022-28982) filed on October 31, 2012.

If you have any questions regarding this request, please contact Eric C. Sibbitt of O’Melveny & Myers LLP at (415) 984-8777. Thank you for your attention to this matter.

Page 2 – Securities and Exchange Commission – November 16, 2012

HANCOCK FABRICS, INC.

By:	/s/ Robert W. Driskell
Name:	Robert W. Driskell
Title:	Executive Vice President and Chief Financial Officer